Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen to Conduct Quarterly Conference Call

Toronto, Ontario (July 6, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular and neurological disorders, will release its quarterly results after the close of the North American financial markets on Wednesday, July 13, 2005. A conference call will follow at 4:30 p.m. Eastern Time, during which management will provide a company update and discuss second quarter results. Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:

Audio Web Cast*	www.vasogen.com
Direct Dial	416-695-6120
Toll-free	1-800-769-8320

A re-broadcast of the conference call may be accessed by:

Audio Web Cast*	www.vasogen.com
Direct Dial	1-877-244-9113 Pin code: 5455
Windows Media Player required*

About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval and marketing in North America and Europe. The 500-patient pivotal phase III SIMPADICO trial, which is fully enrolled at 50 centers in North America, is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,000-patient pivotal phase III ACCLAIM trial, designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure, is fully enrolled at 176 clinical centers in North America, Europe, and Israel. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders, such as Alzheimer’s disease. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release and upcoming conference call contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.